FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated February 21, 2006 (“Bouygues Telecom and RIM Launch the EDGE-Enabled BlackBerry 8700g in France")

News Release dated February 22, 2006 (“RIM Provides Update on Patent Reexamination Proceedings")

News Release dated February 23, 2006 (“Cable & Optus and RIM Introduce the BlackBerry 8700g in Australia")

News Release dated February 23, 2006 (“Vodafone and RIM launch the BlackBerry 8700v in Australia")

Page No 3 2 2 2

Document 1

February 21, 2006

FOR IMMEDIATE RELEASE

Bouygues Telecom And RIM Launch The EDGE-Enabled BlackBerry 8700g In France

Paris, France and Waterloo, Canada - Bouygues Telecom and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced availability of the BlackBerry®8700g™in France.

The BlackBerry 8700g features a completely re-engineered device platform that combines with Bouygues Telecom’s nationwide high-speed EDGE network to enable faster web browsing, application performance and attachment viewing.

The BlackBerry 8700g is a quad-band device, compatible with GSM, GPRS and EDGE networks. It is equipped with a powerful Intel® PXA901 processor and incorporates the latest technological advances in wireless communications, offering exceptional performance in a sleek design. It also features 64 MB of flash memory and 16 MB of SDRAM, providing users with increased application and data storage capacity.

“The BlackBerry 8700g is an innovative mobile communications device that will enable our customers to experience the benefits of EDGE technology with enhanced performance,” said Jean René Cazeneuve, Directeur Marketing et Stratégie Entreprise, Bouygues Telecom. “We are delighted to add the BlackBerry 8700g to Bouygues’ portfolio of BlackBerry devices, allowing our customers to be connected and productive while on the go.”

“We are very pleased to work with Bouygues Telecom to introduce the BlackBerry 8700g in France,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The new BlackBerry 8700g is engineered to provide the ultimate balance of performance, design and function. Utilizing Bouygues Telecom’s high-speed EDGE network, the BlackBerry 8700g provides a compelling offering for mobile professionals who want integrated access to voice, email and data applications in a light and stylish device.”

BlackBerry 8700g features include:

o High resolution landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colors and uses active matrix transmissive technology to deliver vivid graphics
o Intelligent light auto-sensing technology that automatically adjusts the brightness of the LCD and the keyboard to optimize visibility in outdoor, indoor and dark environments
o A powerful Intel®processor, 64 MB flash memory and 16 MB SDRAM
o Dedicated “send,” “end” and “mute” phone keys that makes placing calls with one hand fast and simple
o Intuitive call management features, such as smart dialing, conference calling, speed dial and call forwarding
o Built-in speakerphone and Bluetooth®support for wireless use with headsets and car kits
o Quad-band and EDGE network support for nationwide and international connectivity
o AZERTY keyboard (back-lit)
o Up to 16 days stand-by and 4 hours talk time

For corporate customers, Bouygues Telecom offers BlackBerry Enterprise Server™ software that tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Bouygues Telecom

Our ambition is to become the ‘preferred brand of mobile communication services’ to welcome and always better serve our 7.8 million clients. First to introduce the service plan in France in 1996, Bouygues Telecom launched i-mode™ services in November 2002. To this date 1.4 million clients have access, thanks to this pocket internet to over 350 sites and exchange emails with messaging systems around the world. The EDGE network by Bouygues Telecom covers over 90% of the French population. After the launch for our Enterprise customers and professionals, Bouygues Telecom commercialized broadband™ i-mode services in October 2005.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 2

February 22, 2006

RIM Provides Update on Patent Reexamination Proceeding

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) confirmed today that it has received a copy of a Final Office Action issued by the U.S. Patent and Trademark Office (the “Patent Office”) in the Director-initiated ex parte reexamination of NTP, Inc. Patent #6,067,451. This Final Office Action maintains the outright and complete rejection of all claims in the patent.

All of the NTP patents have been rejected by the Patent Office in initial and second Office Actions, based in part on prior art not considered in the 2002 trial in the United States District Court for the Eastern District of Virginia. The rejections from the Patent Office were all based on multiple grounds, required the unanimous agreement of 3 senior patent examiners and are expected to withstand all future appeals by NTP.

Patent #6,067,451 contains 2 of the 9 claims remaining in dispute and both claims were rejected in the Patent Office ruling disclosed today. Patent #6,317,592 contains 6 of the 9 claims remaining in dispute and all 6 claims were rejected in the Patent Office ruling disclosed by RIM on February 1, 2006. Patent #5,436,960 contains the last of the 9 claims remaining in dispute and that claim (which has already been rejected twice) is expected to receive a ruling in a Final Office Action from the Patent Office soon.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur for RIM
+1 (212) 771-3637
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s plans and expectations regarding its dispute with NTP.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factors titled “The Company May Infringe on the Intellectual Property Rights of Others” and the other risks described in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended November 27, 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

February 23, 2006

FOR IMMEDIATE RELEASE

Optus and RIM Introduce the BlackBerry 8700g in Australia

Sydney, Australia and Waterloo, ON - Optus and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8700g™ in Australia.

Operating on Optus’ network, the quad-band BlackBerry 8700g provides the ultimate balance of performance, design and function and features a completely re-engineered device platform with an Intel processor, 64 MB flash memory and 16 MB SDRAM in a stylish handset with a full QWERTY keyboard.

The BlackBerry 8700g features a bright, high resolution QVGA (320x240) LCD screen that supports more than 65,000 colors and delivers vivid graphics. In addition, a unique light-sensing technology automatically adjusts the screen and keyboard lighting levels for optimized use in outdoor, indoor and dark environments. The BlackBerry 8700g also incorporates premium phone features including dedicated ‘send’, ‘end’ and ‘mute’ keys, smart dialing, conference calling, speed dial, call forwarding, speakerphone and Bluetooth® support for hands-free headsets and car kits.

“Accessing email and other wireless applications in the office, at home and whilst on the road has become increasingly important to both business users and consumers,” said Chris Lane, Group Director, Products and Delivery, Optus Consumer. “Optus is committed to providing its customers with the most flexible and simple solutions to always stay connected.”

“The BlackBerry 8700g is a major innovation that delivers optimized performance together with a striking color display and a stylish design,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “Combined with the power of the proven BlackBerry platform, the BlackBerry 8700g provides mobile professionals with a best-in-class solution to stay connected and productive.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Optus

Optus is an Australian leader in integrated communications — serving more than six million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, internet and satellite services and subscription television. In 2001, SingTel became the parent company of Optus, paving the way for Optus to become a strong and strategic telecommunications player within the Asia-Pacific region. For more information please visit www.optus.com.au/aboutoptus.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 4

February 23, 2006

FOR IMMEDIATE RELEASE

Vodafone and RIM launch the BlackBerry 8700v in Australia

Sydney, Australia and Waterloo, ON – Vodafone Australia and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry® 8700v™, further extending the range of BlackBerry devices available to Australian customers. The newly designed BlackBerry 8700v combines full phone functionality together with support for wireless email, Internet, text messaging, organizer and data applications and will be available from Vodafone Australia beginning March 1, 2006.

The BlackBerry 8700v device platform was completely re-engineered to boost performance for faster Web browsing, Internet searches, email attachment viewing and application performance. Together with a unique user interface exclusive to Vodafone, the BlackBerry 8700v features a powerful Intel processor, 64 MB flash memory, 16 MB SDRAM, high resolution QVGA (320x240) LCD display, QWERTY keyboard, dedicated phone keys, polyphonic and MP3 ring tones, quad-band support for international roaming and Bluetooth® support for wireless hands-free use with car kits and headsets.

In addition, the BlackBerry 8700v incorporates a light-sensing technology that automatically adjusts the display and keyboard lighting levels to provide optimized viewing in outdoor, indoor and dark environments.

“BlackBerry from Vodafone has taken the corporate world by storm, but mobile email also presents enormous opportunities to SOHO and SME customers who want to be more accessible and responsive while out of the office, or simply want a device that can give them the freedom and flexibility to work on the move,” said Mark Iles, General Manager, Business Markets at Vodafone Australia. “Vodafone is committed to providing customers with superior devices that give them greater control and flexibility over the way they do business. The BlackBerry 8700v from Vodafone is the ideal, all-in-one device for mobile voice and data, whether it’s used here in Australia or while traveling internationally.”

“The BlackBerry 8700v delivers an optimized balance of design, function and performance and enables a highly smooth and responsive user experience for web browsing, running applications and viewing email attachments,” said Norm Lo, Vice President of Asia Pacific at Research In Motion. “We’re extremely pleased to be working with Vodafone Australia to bring this breakthrough device to customers in Australia.”

For corporate customers, Vodafone offers BlackBerry Enterprise Server™ software, which tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, Vodafone offers BlackBerry Internet Service™ allowing users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Vodafone

Vodafone Group Plc is a leading mobile communications company. Vodafone Group has ownership interests in 27 countries, and partner networks in a further 15 countries — leaving an unmatched network footprint. The company provides quality services to 3.45 million Australian customers and has more than 179.3 million proportionate customers worldwide.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

© Vodafone Pty Limited 2004: VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 23, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller